McLaughlin & Stern, llp

Founded 1898

260 Madison Avenue
New York, New York 10016
David W. Sass	(212) 448–1100
Partner	Fax (212) 448–0066
Direct Phone: (212) 448–6215
E-mail: dsass@mclaughlinstern.com

November 8, 2012

By: EDGAR TRANSMISSION

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Re:	Birch Branch, Inc.

Schedule 13E-3

Filed October 5, 2012 by Birch Branch Acquisition Corp.,

Wang Xinshun, and Li Weitian

File No. 005-81624

Preliminary Preliminary 14C

Information Statement Filed

October 5, 2012

File No. 000-50936

Dear Mr. Duchovny:

In response to your comments, we have amended our filings and provided the information you requested. Below are our responses to your comments. Please refer to the attached Preliminary Schedule 13E-3 Amendment No. 1 and 14C Preliminary Information Statement Amendment No. 1 for amendments to our original filings.

Schedule 13E-3

1.	Please include the company as a filing person and include all disclosure required of all filing persons with respect to the company.

In response to your comments, we have revised our filings and included Birch Branch Inc. (the Company) as a filing person.

2.	We note the legend on the cover page of the Schedule 13E-3. Please tell us whether you intend to deliver the Schedule 13E-3 to your security holders. If not, then relocate the legend to the outside cover page of the document delivered to security holders. See Rule l3e-3( e)(1)(iii).

The Filing Persons intend to deliver the Schedule 13E-3 to security holders of the Company as an Appendix of the 14c Preliminary Information Statement. Accordingly, the Filing Persons intend to keep the legend on the Schedule 13E-3 cover page.

Preliminary Information Statement

3.	Please fill in the blanks in your information statement.

The reasons for leaving blanks in the originals filings are:

1)	the first blank in the Preliminary 14c Information Statement is the date on which the Definitive Information Statement will be released to shareholders. The Filing Persons will not know such date until the SEC clears the preliminary 14c information statement.

2)	the second blank in the Preliminary 14c Information Statement is the due day for the shareholders to deliver their notice of exercising dissenting rights to the Company. The Filing Persons intend to set forth such date one month after the SEC clears the Preliminary Information Statement.

3)	the third blank in the Preliminary 14c Information Statement is the due day for shareholders to send their letter of intention to demand payment for the their Shares. The Filing Persons intend to set forth such date one month after the SEC clears the Preliminary Information Statement.

Cover Page

4.	Please revise the information to clearly identify it as being preliminary. See Rule 14c-5(d)(l) of Regulation 14C.

In response to your comments, we have clearly identified the 14C information statement as being preliminary.

5.	Please revise the references to a "Schedule l3e" to refer to "Schedule l3E-3."

In response to your comments, we have changed the references to “Schedule 13e” to “Schedule 13E-3.”

6.	Revise the last paragraph of the cover page to remove the statement that Commission would approve your filing.

In response to your comments, we have removed the statement regarding the Commission’s approval from our 14c Preliminary Information Statement.

Summary Term Sheet, page 1

7.	Please revise this section to comply with the requirements of Item 1001 of Regulation M-A, which requires the disclosure of a summary in bullet point form of the most material terms of the transaction including a summary of the Special Factors (i.e., Items 7, 8 and 9 of Schedule l3E-3).

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In response to your comments, we have revised our Summary Term Sheet section pursuant to Item 1001 of Regulation M-A and briefly described in bullet point format the most material terms of the proposed transaction.

The Merger, page 2

8.	The information required by Items 7,8 and 9 of Schedu1e l3E-3 must appear in a "Special Factors" section at the beginning of the information statement, immediately following the summary section. See Rule l3e-3(e)(1)(ii). Please relocate this and every section currently appearing before the Special Factors section.

In response to your comments, the Filing Persons have added a “Special Factors” section immediately following the “Summary Term Sheets” section, as required by Rule 13E-3(e)(1)(ii).

9.	Revise the section captioned "Background of the Transaction" to describe the background of this transaction, including, but not limited to, all meetings of the board to discuss this transactions, all negotiations with representatives of Acquisition Corp., Mr. Wang and Mr. Li, any proposals considered, and the hiring of the financial advisor.

In response to your comments, the Filing Persons have added a subsection named “Board Discussions on the Proposed Merger” under “Background of the Transaction” which provides the information you’ve requested:

“Board Discussions on the Proposed Merger

•	In the ordinary course of business, the Board regularly evaluates the Company’s business operation, its position in the U.S. capital market, as well as its long-term strategy and alternatives.

•	During its meeting on April 20, 2012, the Board assessed the Company’s position in the U.S. capital market. Members of the Board reviewed the expenses in connection with the Company’s reporting obligations as a public company. The Board also considered the trading market of the Shares, in particular the trading volume and price trends. Based on these factors, the Board then weighed the benefits and burdens of being a public company. Members of the Board all agreed that taking the public private would be in the best interest of the Company and its shareholders.

To determine the specific structure for the going private transaction, the Board reviewed the Company’s shareholder structure. Based on the fact that 94.4% of the Shares were beneficiary owned by Mr. Wang Xinshun and Mr. Li Weitian, members of the Board agreed to a proposal for conducting the going private transaction. In the proposal, a privately held company controlled by Mr. Wang and Mr. Li will acquire outstanding Shares owned by unaffiliated minority shareholders.

The Board also approved the retention of legal counsel to advice on the transaction and financial advisor to assess the fair value of the Shares from a financial point of view.

•	On May 10, 2012, members of the Board had a meeting with Mr. Li Weitian, the second largest beneficiary owner of the Shares. The Board discussed its decisions made during the April 20 meeting with Mr. Li. Mr. Li agreed with the Board’s decisions in all aspects.

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•	Subsequently, the legal counsel was retained by the Company to advise on the transaction structure.

•	May 11, 2012, the Company retained P.K. Hickey as its financial advisor in connection with the going private transaction. P.K. Hickey provided a written fairness opinion on July 17, 2012.

•	The Board subsequently reviewed the P.K. Hickey fairness opinion and adopted the fairness opinion as its own view by resolution made on August 20, 2012. ”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 3: the Merger- Background of the Transaction.

10.	It appears from the form of the merger agreement included as Appendix A that the same law firm represented the company and the remaining filing persons.

Address in your disclosure the board's consideration of this arrangement and whether the board or the remaining filing persons considered retaining separate counsel to negotiate the transaction and agreement.

In response to your comments, the Filing Persons have addressed the above-mentioned issue as follows:

“Legal Counsel Engagement

In the proposed merger, the Company and the remaining Filing Persons will be represented by the same law firm. The Board considered the issues in connection with such arrangements, including but not limited to any potential conflict of interest between the Company and the remaining Filing Persons. In the Board’s view, there was no such conflict since 94.4% of the Shares were owned by Acquisition Corp. and the primarily purpose of all Filing Persons is to take the Company private and save the costs associated with the Company’s current reporting obligations as a public corporation.

The remaining Filing Persons also considered retaining separate counsel to negotiate the transaction with the Company but decided not to pursue this option. The remaining Filing Persons believed that retaining separate legal counsel would have been unnecessary given the cost of such arrangements and the consistency of their interests with the Company’s interests. ”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 3: the Merger- Background of the Transaction.

Reasons for Conducting the Transaction, page 3

11.	Revise the first bullet point to quantify the costs associated with being a public company.

In response to your comments, the Filing Persons have revised the first bullet point to quantify the costs associated with being a public company.

The revised preliminary information statement provides:

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“decreased costs associated with being a public company. In connection with its reporting obligations, the Company incurred about $205, 000 expenses each year, including:

-	legal fees: $70,000

-	accounting and auditing expenses: $100, 000

-	transfer agent charges: $5,000

-	printer charges: $ 30,000

after acquiring the Shares of unaffiliated shareholders through the proposed merger, the Company’s reporting obligation would be suspended and eventually terminated and it would no longer incur the above-mentioned expenses;”

See Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Purposes, Alternatives, Reasons and Effects.

12.	Revise the second bullet point in the "negative" section of page 3 to remove doubt from the tax treatment security holders will receive as a result of this transaction.

In response to your comments, the Filing Persons have addressed the above-mentioned issue as follows:

“For U.S. federal income tax purposes generally, the cash payments made to the shareholders who are cashed out pursuant to the Merger Agreement will be taxable to such shareholders; in order to determine the exact tax consequences of receiving the Cash Merger Price, shareholders should consult tax professionals at their own expenses;”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Purposes, Alternatives, Reasons and Effects.

Terms of the Transaction, page 4

13.	As stated in the Hickey materials appended to your information statement, please clarify here that the consideration to be paid as a result of the transaction was based on Hickey's recommendation.

In response to your comments, the Filing Persons have addressed the above-mentioned issue as follows:

“ Immediately prior to the Merger, Acquisition Corp. owned approximately 94.4% of the Shares. Pursuant to the Merger Agreement, each holder of Share(s) (other than Acquisition Corp. ) will be entitled to receive the Cash Merger Price, without interest. The $0.10 per share Cash Merger Price, is based on the Fairness Opinion provided by an independent financial advisor P.K. Hickey Co., Inc. (“P.K. Hickey”), which was adopted by the Board and the remaining Filing Persons. The Filing Persons have calculated that pursuant to Hickey’s recommendation, approximately 1,813,472 shares will be cashed out, which would result in a cost to the company of $181, 347.20.”

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Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 3: the Merger- Terms of the Transaction.

14.	Revise the second paragraph of this section: the two sentences appear to be contradictory.

In response to your comments, the Filing Persons have removed the second sentence of the second paragraph. After removal, the disclosure is as the following: “No Shares will be purchased from any officer, director or affiliate of the Company in the Merger. ”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 3: the Merger- Terms of the Transaction.

Alternatives to the Transaction, page 4

15.	Please clarify why the Filing Persons did not believe that the rationales for maintaining the company as a reporting entity were not "persuasive."

In response to your comments, the Filing Persons have addressed the above-mentioned issue as follows:

“However, the Filing Persons do not believe that either of these rationales is persuasive. The Filing Persons noted that companies of similar size and public float to the Company do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. The trading volume of the Shares in the past six months was close to zero, which shows the lack of investment liquidity. It is difficult for shareholders of the Company to sell their share on the public market. In absence of investment liquidity, the primary advantage of being a majority-owned public company does not exist. Therefore, the Filing Persons concluded that the advantages of leaving the Company as a majority-owned public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Purposes, Alternatives, Reasons and Effects.

16.	Disclose the information required by Item 1013(a) of Regulation M-A.

Our filings disclosed the information required the information required by Item 1013(a) of Regulation M-A.

Please see Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Purposes, Alternatives, Reasons and Effects.

Effects of the Merger, page 5

17.	Please revise to disclose the information required by instruction 3 to Item 1013 of Regulation M-A.

In response to your comments, the Filing Persons have revised the Preliminary Information Statement and provided the following information pursuant to Instruction 3 to Item 1013 of Regulation M-A:

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“The Merger also has impacts on the interest of the Filing Persons (other than the Company) in the net book value and net earnings of the Company. As of June 30, 2012, the Company had a negative equity of $7.3 million, a decline of approximately 25.9% and a negative retained earnings of $21.4 M. For the six months ending June 30, 2012, the Company has a loss of operation of $27.7 million. Acquisition Corp., which is 100% controlled by Mr. Wang Xinshun and Mr. Li Weitian, owns 94.4% of the Shares. As a result, it in effect owns 94.4% of the negative book value and net earnings of the Company. If the Filing Persons acquired the rest 5.6% Shares through the proposed transaction, Acquisition Corp. would own 100% of the Company’s negative book value and negative net earnings.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Purposes, Alternatives, Reasons and Effects.

Fairness of the Transaction, page 5

18.	Please provide the disclosure required by Item 1014 of Regulation M-A. Be sure to address, in addition to the referenced requirements, the fact that the market price of your shares is and has been higher than the merger consideration.

In response to your comments, the Filing Persons have revised their disclosure to provide information required by Item 1014 (a) (b) and (d) of Regulation M-A:

“The Company and the Board reasonably believe the transaction is fair to all Company shareholders, including affiliated and unaffiliated shareholders. In reaching such conclusion, the Board considered the following factors:

• Limited Market for the Shares: The Board reviewed the market for the Shares, particularly the trading volume. In the past six months, the trading volume for Shares was almost zero. There is a limited market for the Shares and it is difficult for the Company shareholders to liquidate their Shares, especially to sell large blocks of Shares. The Board accordingly concluded that the Company shareholders derive little benefit from the public-traded status of the Shares.

• Burden of Reporting Requirements on the Company: The Board considered the time and expenses associated with its reporting obligations under the Exchange Act. As a public company, the Company has spent about $ 205,000 every year for legal, accounting, and other expenses in connection with the reporting. The management also spent a substantial amount of time in preparing the required documentation. By terminating the Company’s reporting obligation, the proposed transaction will not only reduce costs but also reduce burdens on management so that it can focus on the daily operation and business development of the Company.

• Opinion of Financial Advisor: Pursuant to an engagement letter dated as of May 11, 2012, the Company retained P.K. Hickey act as its financial advisor in connection with the Mmerger. P.K. Hickey provided a written opinion dated July 17, 2012, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as P.K. Hickey considered relevant, the per share merger consideration of $0.10 in cash is fair, from a financial point of view, to the holders of Shares (other than the Filing Persons), as of the date of the opinion. For more information concerning fairness of the transaction, see Appendix E: Fairness Opinion by P.K. Hickey Co., Inc.

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The board of the Company (the “Board”) has expressly adopted P.K. Hickey’s opinion as its own. In adopting Hickey’s opinion, the Board has considered the factor that the market price of Shares is and has been higher than the merger consideration recommended by P.K Hickey. As illustrated above, the market for Shares is limited. Due to the lack of liquidity, it is difficult for shareholders to sell their Shares at the market price. Thus, in the Board’s review, the market price does not reflect the fair value of the Shares.

The Filing Persons considered the factor that the Fairness Opinion was dated July 17, 2012 while this Information Statement is dated in October 2012. .The Fairness Opinion is based on financial data up until the quarter ending March 31, 2012. Based on a review of the Company’s financial statements for the quarter ending June 30, 2012, the Company’s financial situation has become worse. If P.K Hickey has updated its fairness opinion based on the most recent financial data, the Merger Cash Price would be less than $0.10 per share. Considering the interests of unaffiliated shareholders, the Board and the remaining Filing Persons decided to base their fairness decision on the original Hickey opinion dated July 17, 2012.

• Special Committee: The Filing Persons also considered requesting that independent directors of the Company form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. The Filing Persons believed that the cost of legal counsel and the diversion of management resources to assist the special committee would have been an unnecessary and imprudent drain on the already limited resources of the Company.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Fairness of the Transaction.

In response to your comments, the Filing Persons have revised their disclosure to provide information required by Item 1014 (c) (e) and (f) of Regulation M-A:

“The proposed Merger has been approved by a majority of the directors of the Company who are not the Company’s employee.

The Company or its affiliates are not aware of any offer made by unaffiliated person, other than the Filing Persons, during the past two years for: 1) the merger or consolidation of the Company with or into another company or vice versa; 2) the sale or other transfer of all or any substantial part of the assets of the Company; or a purchase of the Company’s securities that would enable the holder to exercise control of the Company. ”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Fairness of the Transaction.

19.	Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted Hickey's analyses and opinion as its own.

The revision has been made accordingly. Please see our response to Comment NO. 18.

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The Filing Persons did not base their fairness determination on any analysis of factors other than the Hickey opinion.

20.	To the extent you retain the disclosure relating to Hickey's opinion as part of the filing persons' fairness determination, please be sure to address how any filing person relying on the opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addressed fairness with respect to holders of your shares other than the Filing Persons, rather than all security holders unaffiliated with the company.

In response to your comments, the Filing Persons provide the following explanation:

The Filings Persons include the two affiliated security holders, namely Mr. Wang and Mr. Li. “Security holders other than the Filing Persons” are in fact the same group of people as “all security holders unaffiliated with the Company.” Thus, when the Hickey Opinion discussed fairness with respect to “security holders other than the Filing Persons”, it addressed fairness as to “all unaffiliated security holders.”

21.	On a related note, if you retain the disclosure relating to the Hickey opinion be sure to address any consideration made by the filing persons of the fact that the opinion is dated July 17, 2012 but your information statement is dated in October 2012.

In response to your comments, the Filing Persons have addressed the above-mentioned issue as follows:

“The Filing Persons considered the factor that the Fairness Opinion was dated July 17, 2012 while this Information Statement is dated in October 2012. The Fairness Opinion was based on financial data up to the quarter ending March 31, 2012. Based on a review of the Company’s financial statements for the quarter ending June 30, 2012, the Company’s financial situation has become worse. If P.K Hickey has updated its fairness opinion based on the most recent financial data, the Merger Cash Price would be less than $0.10 per share. Considering the interests of unaffiliated shareholders, the Board and the remaining Filing Persons decided to base their fairness decision on the original Hickey opinion dated July 17, 2012.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Fairness of the Transaction.

22.	With respect to the Hickey opinion, provide the disclosure required by Item 1015 of Regulation M-A.

In response to your comments, the Filing Persons have added the following disclosure to provide information required by Item 1015 (a) of Regulation M-A:

“P.K. Hickey provided a written opinion dated July 17, 2012, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as P.K. Hickey considered relevant, the per share merger consideration of $0.10 in cash is fair, from a financial point of view, to the holders of Shares (other than the Filing Persons), as of the date of the opinion. For more information concerning fairness of the transaction, see Appendix E: Fairness Opinion by P.K. Hickey Co., Inc.”

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Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors – Fairness of the Transaction.

In response to your comments, the Filing Persons have added the following disclosure to provide information required by Item 1015 (b) of Regulation M-A:

“The Company has received from P.K. Hickey an opinion as to the fairness of the transaction, from a financial point of view, to the Company’s shareholders.

P.K Hickey has many years of experience in financial advisory and investment banking areas and has previously evaluated similar transactions. The Company received offers from other financial institutions prior to the engagement of P.K. Hickey but decided to hire P.K. Hickey based on its reputation and prior experience. The fee P.K. Hickey has received for preparing and issuing the opinion was $14,500.

P.K Hickey, as an independent financial advisor, recommended the amount of consideration to be paid.

In reaching its conclusion, P.K. Hickey primarily relied on the financial parameters of the Company, its business operation and the overall market situation. P.K. Hickey did not receive any instruction from the Company. Nor did the Company or affiliates impose any limitation on the scope of P.K. Hickey’s investigation in connection with providing the opinion.”

In response to your comments, the Filing Persons have added the following disclosure to provide information required by Item 1015 (c) of Regulation M-A:

“The P.K. Hickey Opinion is attached as Appendix E of this Information Statement. The opinion will be made available for inspection and copying at the principle executive offices of the Company located at Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141. The opinion will also be made available for inspection and copying at the offices of the Filing Persons’ counsel located at 260 Madison Avenue, New York, New York 10026 during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. ”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 1: Item 2: Special Factors –Reports, Opinion, Appraisals and Negotiations.

Financial Information, page 10

23.	Please provide the disclosure required by Item 1010 of Regulation M-A.

In response to your comments, the Filing Persons have amended the “Financial Information” Section of its Preliminary Information Statement to provide information required by Regulation 1010 (a) (1)(2) and (4):

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“The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and the fiscal year ended December 31, 2010 have been included in the Company’s Annual Report on Forms 10-K for these two fiscal years(the “Forms 10-K”). The Forms 10-K, including the audited consolidated financial statements, are hereby incorporated by reference.

The unaudited consolidated financial statements of the Company for the quarterly periods ended September 30, 2011, March 31, 2012 and June 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in the Company’s Quarterly Reports on Form 10-Q for these quarters (the “Forms 10-Q”). The Forms 10Q, including the unaudited consolidated financial statements, are hereby incorporated by reference.

The Forms 10-K and Forms 10-Q, and other SEC filings of the Company, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Forms 10-K and Forms 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

The book value per share of Birch Branch as of June 30, 2012 was $ (0.23).”

See Birch Branch Preliminary 14C Information Statement Amendment No. 1: ITEM 4. Other Information: Financial Information.

Regulation M-A 1010 (a)(3) and (b) are inapplicable and the Filing Persons accordingly did not provide information required by these two sections of Regulation M-A.

Appendix A

24.	We note that the merger agreement is undated and not executed. Please tell us, with a view toward revised disclosure and the inclusion of the final, executed version of this agreement, whether the agreement has been executed by its parties.

The merger agreement has been executed by its parties. The executed version of this agreement has been included in the attached Birch Branch Preliminary 14C Information Statement Amendment No. 1: Appendix A: Agreement and Plan of Merger.

Appendix E

25.	We note in the page titled "Notice" a reference to a "'Risk Evaluation' appearing on page 50 herein." We also note that such a page 50 is not included in the appendix. Please ensure that all of the materials presented by Hickey to the board are included in the exhibits filed with the Schedule 13E-3.

The sentence referring to “ ‘Risk Evaluation' appearing on page 50 herein" in the Hickey Opinion was a typo. What P.K. Hickey was intending to refer to was the Risk Factor section in the Company’s annual report on Form 10K for the year ending Dec. 31, 2011.

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Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact David Sass or Qian Hu at (212) 448-1100.

Yours truly,

/s/	David Sass
David Sass

New York • Millbrook • West Palm Beach

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